Exhibit 16.1

October 28, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

United States of America

Dear Sirs

We have been furnished with a copy of the response to Item 16F of Form 20-F for the event that occurred on 28 October 2021, to be filed by our former client, Ibex Limited on Form 6-K. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ Gavin Crawford

Gavin Crawford

Partner

For and on behalf of BDO LLP

BDO LLP, a UK limited liability partnership registered in England and Wales under number OC305127, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. A list of members’ names is open to inspection at our registered office, 55 Baker Street, London W1U 7EU. BDO LLP is authorised and regulated by the Financial Conduct Authority to conduct investment business.